UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1996
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                        THE GMAC MORTGAGE CORPORATION
                            SAVINGS INCENTIVE PLAN
                     -----------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48243-7301 3044 West Grand Blvd., Detroit, Michigan 48202-3091
             ---------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                 Peter R. Bible
                            Chief Accounting Officer
                           General Motors Corporation
                             3044 West Grand Blvd.
                          Detroit, Michigan 48202-3091

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 1996 and 1995 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1996
           and 1995 ..............................................      8
         Notes to Financial Statements ...........................     12
         Supplemental Schedules:
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1996..........................     19
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1996.........................     20
         Supplemental schedules not listed above are omitted because of the absence of the conditions under which they are required.

(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................     21





SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE CORPORATION
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                               (Name of Plan)



Date     June 20, 1997                By
         -------------
                                               /s/Dennis W. Sheehan
                                               -----------------------------
                                               (Dennis W. Sheehan,
                                                Executive Vice President and
                                                Chief Financial Officer,
                                                GMAC Mortgage Group)

INDEPENDENT AUDITORS' REPORT
----------------------------

The GMAC Mortgage Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") at December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by Fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits of the individual Funds and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1996 and (2) reportable transactions for the year ended December 31, 1996 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by Fund and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information by Fund and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1996 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
May 23, 1997


                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996

                                                                          SUPPLEMENTAL INFORMATION
                                                      -----------------------------------------------------------------
                                                        FIDELITY      FIDELITY                  FIDELITY
                                                        MANAGED       GROWTH &     FIDELITY       ASSET        FIDELITY
                                                        INCOME         INCOME      OVERSEAS      MANAGER       MAGELLAN
                                            TOTAL        FUND           FUND         FUND          FUND          FUND
                                         -----------  -----------    ----------    ---------    ----------    ---------
Investments (Notes 2 and 7):
  Managed Income Fund                  $ 18,548,685  $ 18,548,685   $        -  $        -    $         -   $        -
  Growth & Income Fund                   17,235,628             -    17,235,628          -              -             -
  Overseas Fund                           1,093,892             -            -   1,093,892              -             -
  Asset Manager Fund                      6,263,167             -            -           -      6,263,167             -
  Magellan Fund                           6,953,652             -            -           -              -     6,953,652
  Retirement Government Money
    Market Fund                           2,060,612             -            -           -              -             -
  Contrafund                              6,035,788             -            -           -              -             -
  Ginnie Mae Fund                           466,590             -            -           -              -             -
  CoreStates Financial Corp.
    Common Stock                          1,282,257             -            -           -              -             -
  General Motors Unitized Stock Fund     17,399,038             -            -           -              -             -
Loans Receivable (Note 8)                 3,037,001             -            -           -              -             -
                                         ----------    ----------   ----------  ----------     ----------    ----------
TOTAL INVESTMENTS                        80,376,310    18,548,685   17,235,628   1,093,892      6,263,167     6,953,652
Dividends Receivable                         11,618             -            -           -              -             -
                                         ----------    ----------   ----------  ----------     ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS       $80,387,928   $18,548,685  $17,235,628   1,093,892      6,263,167     6,953,652
                                         ==========    ==========   ==========  ==========     ==========    ==========

See Notes to Financial Statements.


















                                                                 - 4 -


                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1996 - Concluded


                                                                    SUPPLEMENTAL INFORMATION
                                      ----------------------------------------------------------------------  --------
                                        FIDELITY
                                       RETIREMENT
                                       GOVERNMENT                                 CORESTATES    GENERAL MOTORS
                                        MONEY                        FIDELITY     FINANCIAL       UNITIZED
                                        MARKET         FIDELITY     GINNIE MAE       CORP.         STOCK       LOAN
                                         FUND         CONTRAFUND       FUND      COMMON STOCK       FUND       FUND
                                      -----------    -----------    ----------   ------------   -------------  -- ----
Investments (Notes 2 and 7):
  Managed Income Fund               $          -    $         -     $     _-    $         -     $        _-   $      -
  Growth & Income Fund                        _-             _-            -              -               -          -
  Overseas Fund                                -              -            -              -               -          -
  Asset Manager Fund                           -              -            -              -               -          -
  Magellan Fund                                -              -            -              -               -          -
  Retirement Government Money
    Market Fund                        2,060,612              -            -              -               -          -
  Contrafund                                   -      6,035,788            -              -               -          -
  Ginnie Mae Fund                              -              -      466,590              -               -          -
  CoreStates Financial Corp.
    Common Stock                               -              -            -      1,282,257               -          -
  General Motors Unitized Stock
    Fund                                       -              -            -              -      17,399,038          -
Loans Receivable (Note 8)                      -              -            -              -               -  3,037,001
                                       ---------    -----------    ---------      ---------      ----------  ---------
TOTAL INVESTMENTS                      2,060,612      6,035,788      466,590      1,282,257      17,399,038  3,037,001
Dividends Receivable                           -              -            -         11,618               -          -
                                       ---------    -----------    ---------      ---------      ----------  ---------
NET ASSETS AVAILABLE FOR BENEFITS    $ 2,060,612    $ 6,035,788    $ 466,590     $1,293,875     $17,399,038 $3,037,001
                                       =========    ===========    =========      =========      ==========  =========

See Notes to Financial Statements.














                                                                 - 5 -

                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1995

                                                                          SUPPLEMENTAL INFORMATION
                                                      -----------------------------------------------------------------
                                                        FIDELITY      FIDELITY                  FIDELITY
                                                        MANAGED       GROWTH &     FIDELITY       ASSET        FIDELITY
                                                        INCOME         INCOME      OVERSEAS      MANAGER       MAGELLAN
                                            TOTAL        FUND           FUND         FUND          FUND          FUND
                                         -----------  -----------    ----------    ---------    ----------    ---------
Investments (Notes 2 and 7):
  Managed Income Fund                   $18,449,303   $18,449,303 $         -     $      -     $        -    $        -
  Growth & Income Fund                   11,407,611             -  11,407,611            -              -             -
  Overseas Fund                             280,701             -           -      280,701              -             -
  Asset Manager Fund                      5,344,494             -           -            -      5,344,494             -
  Magellan Fund                           5,762,517             -           -            -              -     5,762,517
  Retirement Government Money
    Market Fund                           1,530,341             -           -            -              -             -
  Contrafund                              2,839,132             -           -            -              -             -
  Ginnie Mae Fund                           401,119             -           -            -              -             -
  CoreStates Financial Corp.
    Common Stock                            989,983             -           -            -              -             -
  General Motors Unitized Stock Fund     14,700,031             -           -            -              -             -
Loans Receivable (Note 8)                 2,329,547             -           -            -              -             -
                                         ----------    ----------  ----------   ----------     ----------    ----------
TOTAL INVESTMENTS                        64,034,779    18,449,303  11,407,611      280,701      5,344,494     5,762,517
Dividends Receivable                         10,978             -           -            -              -             -
                                         ----------    ----------  ----------   ----------     ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS       $64,045,757   $18,449,303 $11,407,611     $280,701     $5,344,494    $5,762,517
                                         ==========    ==========  ==========   ==========     ==========    ==========

See Notes to Financial Statements.


















                                                                 - 6 -


                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                             STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1995 - Concluded


                                                                    SUPPLEMENTAL INFORMATION
                                      ----------------------------------------------------------------------  --------
                                        FIDELITY
                                       RETIREMENT
                                       GOVERNMENT                                 CORESTATES    GENERAL MOTORS
                                        MONEY                        FIDELITY     FINANCIAL       UNITIZED
                                        MARKET         FIDELITY     GINNIE MAE       CORP.         STOCK       LOAN
                                         FUND         CONTRAFUND       FUND      COMMON STOCK       FUND       FUND
                                      -----------    -----------    ----------   ------------   -------------  -- ----
Investments (Notes 2 and 7):
  Managed Income Fund                  $       -      $      -      $      -     $        -     $         -   $      -
  Growth & Income Fund                         -             -             -              -               -          -
  Overseas Fund                                -             -             -              -               -          -
  Asset Manager Fund                           -             -             -              -               -          -
  Magellan Fund                                -             -             -              -               -          -
  Retirement Government Money
    Market Fund                        1,530,341             -             -              -               -          -
  Contrafund                                   -     2,839,132             -              -               -          -
  Ginnie Mae Fund                              -             -       401,119              -               -          -
  CoreStates Financial Corp.
    Common Stock                               -             -             -        989,983               -          -
  General Motors Unitized Stock
    Fund                                       -             -             -              -      14,700,031          -
Loans Receivable (Note 8)                      -             -             -              -               -  2,329,547
                                       ---------     ---------     ---------      ---------      ----------  ---------
TOTAL INVESTMENTS                      1,530,341     2,839,132       401,119        989,983      14,700,031  2,329,547
Dividends Receivable                           -             -             -         10,978               -          -
                                       ---------     ---------     ---------      ---------      ----------  ---------
NET ASSETS AVAILABLE FOR BENEFITS     $1,530,341    $2,839,132      $401,119     $1,000,961     $14,700,031 $2,329,547
                                       =========     =========     =========      =========      ==========  =========

See Notes to Financial Statements.




                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                         FIDELITY     FIDELITY                   FIDELITY
                                                         MANAGED      GROWTH &     FIDELITY       ASSET      FIDELITY
                                                         INCOME        INCOME      OVERSEAS      MANAGER     MAGELLAN
                                             TOTAL        FUND          FUND         FUND         FUND         FUND
                                          -----------  -----------   ----------    ---------    ----------  -----------
Interest and dividends (Note 2)          $  4,223,286 $  1,044,813  $    792,385   $   64,507   $   484,971  $ 1,027,906
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation (depreciation) on
   assets held, sold, or distributed to
   participants (Note 2)                    4,023,071            -     1,803,807       23,893       204,658     (299,548)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions (Note 3):-
   Employee                                 6,304,630    1,015,081     1,560,395      164,605       631,597    1,119,393
   Employer                                 3,573,767            -             -            -             -            -
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                         9,878,397    1,015,081     1,560,395      164,605       631,597    1,119,393
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants (Note 5)     (3,599,915)    (986,199)     (727,204)     (20,055)     (176,171)    (298,601)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Forfeitures                                         -      (17,495)       (9,391)           -        (2,876)      (7,442)
                                          -----------  -----------    ----------  -----------   -----------   ----------
Rollovers (Note 1)                          1,817,332      128,657       342,672      178,035       157,211      439,946
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options
   (Note 8)                                         -   (1,085,475)    2,065,353      402,206      (308,717)    (790,519)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Increase in net assets available
   for benefits during the year            16,342,171       99,382     5,828,017      813,191       918,673    1,191,135
Net assets available for benefits
   at beginning of year                    64,045,757   18,449,303    11,407,611      280,701     5,344,494    5,762,517
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                        $ 80,387,928 $ 18,548,685  $ 17,235,628 $  1,093,892  $  6,263,167 $  6,953,652
                                          ===========  ===========   ===========  ===========   ===========   ==========

See Notes to Financial Statements.






                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              FOR THE YEAR ENDED DECEMBER 31, 1996 - Concluded


                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                                CORESTATES
                                        GOVERNMENT                  FIDELITY      FINANCIAL     GENERAL MOTORS
                                       MONEY MARKET   FIDELITY     GINNIE MAE        CORP.         UNITIZED         LOAN
                                          FUND       CONTRAFUND       FUND       COMMON STOCK     STOCK FUND        FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends (Note 2)         $   93,335    $  413,148    $   27,168     $   44,353     $       35     $  230,665
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation (depreciation) on
   assets held, sold, or distributed
   to participants (Note 2)                      -       488,824        (6,881)       359,941      1,448,377              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions (Note 3):
   Employee                                434,309       828,750       100,140              -        450,360              -
   Employer                               (157,582)            -             -              -      3,731,349              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        276,727       828,750       100,140              -      4,181,709              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants (Note 5)    (149,188)     (181,782)      (35,095)       (59,305)      (792,465)      (173,850)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Forfeitures                                155,996        (2,441)       (3,704)             -       (112,647)             -
                                       -----------   -----------    ----------    -----------    -----------    -----------
Rollovers (Note 1)                         152,945       284,119        69,850              -         63,897              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Transfers among investment options
   (Note 8)                                    456     1,366,038       (86,007)       (52,075)    (2,089,899)       650,639
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase in net assets available
   for benefits during the year            530,271     3,196,656        65,471        292,914      2,699,007        707,454
Net assets available for benefits
   at beginning of year                  1,530,341     2,839,132       401,119      1,000,961     14,700,031      2,329,547
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                     $  2,060,612  $  6,035,788   $   466,590    $ 1,293,875    $17,399,038    $ 3,037,001
                                       ===========   ===========   ===========    ===========    ===========    ===========
See Notes to Financial Statements.





                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                         FIDELITY     FIDELITY                   FIDELITY
                                                         MANAGED      GROWTH &     FIDELITY       ASSET      FIDELITY
                                                         INCOME        INCOME      OVERSEAS      MANAGER     MAGELLAN
                                             TOTAL        FUND          FUND         FUND         FUND         FUND
                                          -----------  -----------   -----------  -----------   -----------   ----------
Interest and dividends (Note 2)            $2,677,372   $1,131,830      $534,890       $5,579      $149,285     $318,051
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation on assets
   held, sold, or distributed to
   participants (Note 2)                    7,302,359            -     2,224,977       12,569       655,352      632,961
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions (Note 3):-
   Employee                                 4,678,222    1,231,989     1,171,510       34,857       562,894      591,095
   Employer                                 2,930,988            -             -            -             -            -
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                         7,609,210    1,231,989     1,171,510       34,857       562,894      591,095
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants (Note 5)     (4,304,366)  (1,514,102)     (758,196)     (23,439)     (329,860)    (291,322)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Forfeitures                                        21      (17,260)      (10,177)           -        (5,582)      (6,831)
                                          -----------  -----------    ----------  -----------   -----------   ----------
Rollovers (Note 1)                          4,001,971      132,173       397,040       70,829     1,045,602    1,374,363
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options
   (Note 8)                                         -   (1,534,429)      368,703      180,306      (383,184)   1,646,477
                                          -----------  -----------   -----------  -----------   -----------   ----------
Increase (decrease) in net assets
   available for benefits during the year  17,286,567     (569,799)    3,928,747      280,701     1,694,507    4,264,794
Net assets available for benefits
   at beginning of year                    46,759,190   19,019,102     7,478,864            -     3,649,987    1,497,723
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                         $64,045,757  $18,449,303   $11,407,611     $280,701    $5,344,494   $5,762,517
                                          ===========  ===========   ===========  ===========   ===========   ==========

See Notes to Financial Statements.





                                            THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              FOR THE YEAR ENDED DECEMBER 31, 1995 - Concluded


                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                                CORESTATES
                                        GOVERNMENT                  FIDELITY      FINANCIAL     GENERAL MOTORS
                                       MONEY MARKET   FIDELITY     GINNIE MAE        CORP.         UNITIZED         LOAN
                                          FUND       CONTRAFUND       FUND       COMMON STOCK     STOCK FUND        FUND
                                       -----------   -----------   -----------   ------------    -----------    ------------

Interest and dividends (Note 2)            $83,083      $213,392       $16,800        $48,248        $13,816       $162,398
                                       -----------   -----------   -----------   ------------    -----------    -----------
Net appreciation on assets
   held, sold, or distributed
   to participants (Note 2)                      -       201,371        17,451        300,962      3,256,716              -
                                       -----------   -----------   -----------   ------------    -----------    -----------
Contributions (Note 3):
   Employee                                257,103       338,118        57,302              -        433,354              -
   Employer                               (206,693)            -             -              -      3,137,681              -
                                       -----------   -----------   -----------   ------------    -----------    -----------
Total contributions                         50,410       338,118        57,302              -      3,571,035              -
                                       -----------   -----------   -----------   ------------    -----------    -----------
Distributions to participants (Note 5)     (65,524)      (94,993)      (16,644)          (821)    (1,013,311)      (196,154)
                                       -----------   -----------   -----------   ------------    -----------    -----------
Forfeitures                                199,432          (542)            -              -       (159,019)             -
                                       -----------   -----------    ----------   ------------    -----------    -----------
Rollovers (Note 1)                         407,338       345,017       204,931              -         24,678              -
                                       -----------   -----------   -----------   ------------    -----------    -----------
Transfers among investment options
   (Note 8)                               (127,430)    1,200,613        75,987         (3,789)    (1,670,142)       246,888
                                       -----------   -----------   -----------   ------------    -----------    -----------
Increase (decrease) in net assets
   available for benefits during the year  547,309     2,202,976       355,827        344,600      4,023,773        213,132
Net assets available for benefits
   at beginning of year                    983,032       636,156        45,292        656,361     10,676,258      2,116,415
                                       -----------   -----------   -----------   ------------    -----------    -----------
Net assets available for benefits
   at end of year                       $1,530,341    $2,839,132      $401,119     $1,000,961    $14,700,031     $2,329,547
                                       ===========   ===========   ===========   ============    ===========    ===========
See Notes to Financial Statements.



THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
-----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

      The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan complies with the Tax Reform Act of 1986. The Plan was amended and completely restated effective January 1, 1994, primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is a defined contribution plan with a cash or deferred arrangement for Employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The Employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

         GMAC Mortgage Corporation of PA
            (successor by merger of GMAC Mortgage Corporation of Iowa) Residential Funding Corporation
         GMAC Commercial Mortgage Corporation

      On February 1, 1995, GMAC Commercial Mortgage Corporation acquired Republic Realty Mortgage Corporation ("RRMC"). Effective March 3, 1995, RRMC's assets of approximately $2.6 million were added to the Plan. Former RRMC employees maintain their scheduled vesting accrual.

      On February 6, 1995, GMAC Mortgage Corporation acquired Residential Money Centers ("RMC"). RMC did not previously have a qualified defined contribution plan. Former RMC employees are vested in accordance with the Plan's vesting schedule and their original dates of hire.

      Effective October 1, 1995, Residential Funding Corporation acquired a division of Mortgage Services of America ("MSA"). As a result of the acquisition, $411,770 was rolled over into the Plan. Former employees of MSA are vested in accordance with the Plan's vesting schedule and their original dates of hire.

      On October 1, 1996, GMAC Commercial Mortgage Corporation acquired the Hanford Healy Companies ("Hanford Healy"). Former employees of Hanford Healy were given the opportunity to roll over funds into the Plan. They are vested in accordance with the Plan's vesting schedule and their original dates of hire.

      The Plan is sponsored and administered by the Company. At December 31, 1996 and 1995, all assets were held in trust at Fidelity Management Trust Company, Inc.

      A general description of the Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.







                                                           - 12 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value or contract value which has been determined as follows:

         .. Assets invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price.

         .. Assets invested in unallocated insurance contracts are carried at principal contributed plus interest credited.

      . Realized and unrealized gains and losses are computed based on the fair value of investments at the beginning of the Plan year.

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Balances in the loan fund are carried at the principal balance outstanding.

3.    CONTRIBUTIONS TO THE PLAN

      Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 9% of compensation (subject to a limit of $9,500 and $9,240 for the years ended December 31, 1996 and 1995, respectively). The Employee contribution limitation is adjusted annually for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). The Company will match an Employee's contribution in cash up to 6% of compensation to an annual limit of $3,000. Based on the Employee's election, such contributions can be directed to any of several investment funds or options (see Note 7). Employees may elect to change contribution elections daily. On May 8, 1997, the Pension Committee approved increasing the contribution level from the current 9% to 12%, effective July 1, 1997.


4.    VESTING

      Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account accrued balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

      While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.







                                                           - 13 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

5.    DISTRIBUTIONS

      Participants may withdraw their vested assets at any time after termination of employment. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.    FORFEITURES

      Participant   forfeitures  are  utilized  to  reduce  subsequent   Company
      contributions.   Upon   termination,   the   nonvested   portion   of  the
      participant's Matching Account is forfeited.

7.    INVESTMENT FUNDS OR OPTIONS

      Participants can direct the Plan Trustee to make investments of Employee contributions in the Investment Options described below:

      FIDELITY MANAGED INCOME FUND - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks and other approved financial institutions. Investment contracts are unsecured agreements when the purchaser agrees to pay the issuer and the issuer agrees to pay interest at a specified rate for the life of the contract and to repay the money at maturity. The fund may also purchase synthetics which simulate the terms of conventional investment contracts and money market instruments on liquidity.

      FIDELITY GROWTH & INCOME FUND - The fund seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities.

      FIDELITY OVERSEAS FUND - The fund seeks long term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

      FIDELITY ASSET MANAGER FUND - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

      FIDELITY MAGELLAN FUND - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk.
      Securities may be of foreign, domestic and multinational companies.

      FIDELITY RETIREMENT GOVERNMENT MONEY MARKET FUND - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or
      instrumentalities,   and  in   repurchase   agreements   secured   by  the
      obligations.
                                                           - 14 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      FIDELITY CONTRAFUND - The fund seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

      FIDELITY GINNIE MAE FUND - The fund seeks a high level of current income by investing primarily in Government National Mortgage Association (Ginnie
      Mae) securities and other securities that are guaranteed by the full faith and credit of the U.S. Government and private issuers. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

      THE CORESTATES FINANCIAL CORP. COMMON STOCK option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in
      1986). Activity is limited to the reinvestment of earnings and participant distributions.

      GM UNITIZED STOCK FUND - The objective is to provide a Company Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five day settlement period.

      Beginning January 1, 1997, participants can also direct the Plan Trustee to make investments of employee contributions in the Investment Options described below:

      FIDELITY SMALL CAP STOCK FUND - The fund seeks capital appreciation by investing mainly in equity securities of companies with small market capitalizations believed to be undervalued compared to others in their industry. The fund may also invest in all types of equity securities and may invest a portion of its assets in the stock of companies with larger capitalizations.

      FIDELITY OTC PORTFOLIO - The fund seeks capital appreciation by investing mainly in equity securities traded on the over-the-counter market.

      FIDELITY PURITAN FUND - The fund seeks high income with preservation of capital and the potential for growth of capital. It invests in a broadly diversified portfolio of high-yielding equity and debt securities.

      Beginning July 1, 1997, participants can also direct the Plan Trustee to make investments of Employee contributions in the Investment Option described below:

      FIDELITY FREEDOM FUNDS - These funds provide investment diversity based on the projected years to retirement. A participant can choose the fund tailored to their retirement specification. These funds eliminate the need for the investor to determine the asset allocation.

      During 1996 and 1995, contributions to each participant's Matching Account are invested in the GM Unitized Stock Fund.

      For 1996 and 1995, participants may change allocations among funds in 1% increments daily. In addition, participants may elect to transfer, in 1% increments, balances from one or more investment funds or options to another on a daily basis.
                                                           - 15 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      The number of participants in each Investment Fund or Option as of December 31, 1996 and 1995 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                             1996        1995
      ------                                             ----        ----

      Fidelity Managed Income Fund                     1,447       1,536
      Fidelity Growth & Income Fund                    1,912       1,484
      Fidelity Overseas Fund                             373         136
      Fidelity Asset Manager Fund                      1,052         927
      Fidelity Magellan Fund                           1,277         946
      Fidelity Retirement Government Money Market Fund   625         534
      Fidelity Contrafund                              1,021         557
      Fidelity Ginnie Mae Fund                           229         163
      CoreStates Financial Corp. Common Stock             24          25
      GM Unitized Stock Fund                           2,791       2,420



      The number of units credited to participants, including non-vested, and the net asset value (NAV) of each unit at December 31, 1996 and 1995 are as follows:

                                         1996                1995
                                  Number     NAV Per     Number   NAV Per
                                 of Units     Unit      of Units   Unit
                                 --------    -------    --------  -------

      INVESTMENT

      Fidelity Managed Income
         Fund                   18,548,685   $1.000    18,449,303  $1.000

      Fidelity Growth & Income
         Fund                      560,873   30.730       421,723  27.050

      Fidelity Overseas Fund        35,470   30.840         9,656  29.070

      Fidelity Asset Manager
         Fund                      380,277   16.470       337,192  15.850

      Fidelity Magellan Fund        86,220   80.650        67,022  85.980

      Fidelity Retirement Gov't
         Money Market Fund       2,060,612    1.000     1,530,341   1.000

      Fidelity Contrafund          143,198   42.150        74,675  38.020

      Fidelity Ginnie Mae Fund      43,607   10.700        36,834  10.890

      CoreStates Financial Corp.    24,718   51.875
         Common Stock                                      26,138  37.875

      GM Unitized Stock Fund     1,530,258   11.370     1,404,014  10.470








                                                           - 16 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

8.    LOANS RECEIVABLE FROM PARTICIPANTS

      Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1996, there were approximately $2,170,000 and $1,289,000 of new borrowings and principal repayments, respectively. At December 31, 1996, there were 611 loans outstanding with an average balance and interest rate of $4,971 and 9.54%, respectively. At December 31, 1995, there were 548 loans outstanding with an average balance and interest rate of $4,251 and 8.93%, respectively.

      Four employees of the Company who serve indirectly as Plan Administrators also serve as Trustees for the notes securing the Plan's loans receivable (for loans originated prior to 1994). One of the employees of the Company who serves on the Pension Committee also has an outstanding loan receivable. Loan activity for these individuals for the years ended December 31, 1996 and 1995 is as follows:

                                             1996          1995
                                             ----          ----

         New Loans                         $12,908       $5,500
         Principal Repayments                8,291        6,164
         Average Balance at December 31      4,302        3,894
         Average Rate                       9.875%       8.818%

9.    PLAN STATUS

      The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the most recent determination letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Temporary employees do not normally qualify for benefits due to the expected tenure of their employment. However, from 1993 to 1996, certain temporary employees qualified for Plan benefits as a result of working in excess of 1,000 hours for the eligibility computation period. Due to an administrative error, these employees were not given the opportunity to participate in the Plan. As a result, the Company has filed for relief with the Internal Revenue Service under the Standardized Voluntary Compliance Resolution Procedure ("SVP") and will make contributions required to obtain relief under SVP. The Company has developed an estimate of the potential additional contributions which are not material to the Plan.









                                                           - 17 -

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

10.   RELATED PARTY TRANSACTIONS

      Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $188,000 and $141,000 during the years ended December 31, 1996 and 1995, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

      The Plan has  invested  in  common  stock of  General  Motors  Corporation
      ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1996 and 1995, the Plan had the following GM stock transactions:

                                                1996         1995
                                                ----         ----

         Total dollar amount of purchases   $4,876,162   $3,449,266
         Total dollar amount of sales        3,069,593    2,417,346




              THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

            Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                                                                  Current
  Identity of Issue                       Description                                  Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------

                                          Participant Loans (Interest rates from
                                            7.25% to 10.25%)                      $ 3,037,001   $ 3,037,001
Fidelity Management Trust Company, Inc.
Manager Income Fund                       Stable Value Fund (2)                    18,548,685    18,548,685

Fidelity Management Trust Company, Inc.
Growth and Income Fund                    Growth & Income Fund (2)                 14,021,589    17,235,628

Fidelity Management Trust Company, Inc.
Overseas Fund                             International Growth Fund                 1,067,089     1,093,892

Fidelity Management Trust Company, Inc.
Asset Manager Fund                        Asset Allocation Fund (2)                 5,868,220     6,263,167

Fidelity Management Trust Company, Inc.
Magellan Fund                             Growth Fund (2)                           6,672,187     6,953,652

Fidelity Management Trust Company, Inc.
Retirement Government Money Market Fund   Money Market Fund                         2,060,612     2,060,612

Fidelity Management Trust Company, Inc.
Contrafund                                Growth Fund  (2)                          5,429,548     6,035,788

Fidelity Management Trust Company, Inc.
Ginnie Mae Fund                           Income Fund                                 460,147       466,590

Fidelity Management Trust Company, Inc.
General Motors Unitized Stock Fund        Common Stock Fund (1)(2)                 13,770,129    17,399,038

Corestates Financial Corp.
Common Stock                              Common Stock                                325,343     1,282,257
                                                                                   ----------    ----------
                                          TOTAL                                  $ 71,260,550  $ 80,376,310
                                                                                   ==========    ==========
(1) Party-in-interest
(2) Individual investment represents 5% or more of the Plan's net assets.



                                                          - 19 -





                                        THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                            Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1996


                                                      Total                   Total                   Market
                                          Total       Dollar      Total       Dollar      Historical  Value at
                                          Number of   Value of    Number of   Value of    Cost        Date of     Net Gain
Identity of Party      Description        Purchases   Purchases   Sales       Sales       of Asset    Transaction or (Loss)
--------------------   ------------------ ---------   ---------   --------    ---------   ----------  ----------- ---------

                                                   SERIES REPORTABLE TRANSACTIONS


Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund     211  $ 4,819,670               $       - $ 4,819,670 $ 4,819,670    $     -
Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund                    -        224    4,720,288   4,720,288   4,720,288          -
Fidelity Mgmt. Trust
  Company. Inc.        Growth & Income Fund    239    6,240,563                       -   6,240,563   6,240,563          -
Fidelity Mgmt. Trust
  Company. Inc.        Magellan Fund           238    3,470,324                       -   3,740,324   3,740,324          -
Fidelity Mgmt. Trust
  Company. Inc.        Contrafund              226    3,709,397                       -   3,709,397   3,709,397          -
General Motors Corp.   General Motors Unitized
                         Stock Fund            245    5,394,049                       -   5,394,049   5,394,049          -
General Motors Corp.   General Motors Unitized
                         Stock Fund                           -        241    4,143,419   3,457,834   4,143,419    685,585
















                                                               - 20 -